Exhibit 99.1

 NEWS RELEASE

PRECISION DRILLING CORPORATION TO PARTICIPATE IN THE
RBC CAPITAL MARKETS 2010 GLOBAL ENERGY & POWER CONFERENCE IN NEW YORK, NEW YORK

Calgary, Alberta, Canada – June 3, 2010

Precision Drilling Corporation (“Precision”) will be attending the RBC Capital Markets 2010 Global Energy & Power Conference which is taking place June 7-8, 2010 in New York, New York.  Mr. Kevin Neveu, President and Chief Executive Officer, is scheduled to participate in a panel discussion on the “Marcellus Shale:  Getting Bigger & Better” at 2:00 p.m. Eastern time (12:00 p.m. Mountain time) on Tuesday, June 8, 2010.

A live audio webcast will be accessible from Precision's website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.  Shortly after the live webcast, an archived version of the webcast will be available for approximately 30 days.

About Precision

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations

403.716.4575
403.716.4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta, Canada  T2P 3Y7
Website:  www.precisiondrilling.com

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com